UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	May 2, 2023

AENZA

**Consolidated Results Report**

**1Q 2023**

May 2, 2023

***This management discussion and analysis (MD&A) should be used in combination with the financial statements for the first quarter 2023(1Q 2023).***

***The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados***

***Results for 1Q2022, 2022 and 1Q2023 include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit. Results for 2Q2022 and 3Q2022 will be adjusted based on this methodology in future reports.***

## Strategy

*Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.*

*In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.*

*Our strategy for the next years is to focus on the following initiatives:*

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures.*

## Relevant Information

- *On March 3, 2023, we reached an agreement with the Ad Hoc Public Prosecutor's Office to comply with the provisions set forth in the Final Agreement of Settlement and Cooperation of September 15, 2022, as a precondition for its homologation, whose first hearing was held on March 14, 2023.*

- *On April 1, 2023, Mr. Fernando Rodrigo Barron, former Vice President of Business Development, assumed the Vice Presidency of Corporate Finance and Business Development.*

# Executive Summary

***As of the end of 1Q2023, our projects are developing in a normalized manner and without significant effects related to natural disasters and social disruptions in Peru. Thus, in the Infrastructure area, our Norvial concession exceeded pre-pandemic traffic levels and the Line 1 of the Lima Metro, operating at 100% capacity, is recovering pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022. Finally, the backlog of the Engineering & Construction and Real Estate businesses represents a solid base for future revenues.***

| | Subsidiaries | % Revenues | % adj. EBITDA | Type of Service | Term | % AENZA |
|---|---|---|---|---|---|---|
| Infrastructure | Norvial | 5.6% | 26.6% | Concessionaire of Red Vial 5 Highway | 2003-2028 | 67% (i) |
| | Survial | 1.0% | 0.5% | Concessionaire of Nazca-Cuzco Highway | 2007-2032 | 100.00% |
| | Canchaque | 0.3% | 0.2% | Concessionaire of the Bs As-Canchaque Highway | 2006-2025 | 100.00% |
| | UNNA Transporte | 7.5% | -4.3% | Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro. | - | 100.00% |
| | Línea 1 | 11.1% | 55.7% | Line 1 of the Lima Metro: Concessionaire of Line 1 | 2011-2041 | 75.00% |
| | La Chira | 0.1% | 0.5% | La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima | 2010-2037 | 50.00% |
| Energy | UNNA Energía | 17.9% | 47.5% | 95% (consolidated) | | |
| | Upstream Services | 12.0% | 27.5% | Block III | 2015-2045 | 100.00% |
| | | | | Block IV | 2015-2045 | |
| | | | | Block V | 1993-2023 | |
| | Natural Gas Plant | 2.2% | 7.6% | Gas Processing Plant owned by UNNA Energia since 2006 | | |
| | Storage and Distribution | 2.6% | 7.2% | Operation of five fuel terminals in Peru North and Central Fuel Terminals | 2014-2034 | 50.00% |
| Real Estate | Viva | 1.9% | 3.9% | Real estate development company | - | 99.54% (ii) |
| Engineering & Construction | Cumbra Perú | 20.5% | -46.9% | Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction. | - | 98.87% |
| | Vial y Vives | 17.9% | -2.8% | E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013. | - | 94.49% |
| | Morelco | 10.2% | 19.0% | Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry. | - | 100.00% |
| | Cumbra Ingeniería | 5.3% | 5.5% | Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics. | - | 89.41% (iii) |

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 100% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

***Note***: *The Consolidated Results Report presents the accumulated figures as of 1Q2022 and 1Q2023. References made to "1Q2022", "1Q2023" and "First Quarter" are made to the period of three months from January 01 to March 31 of the corresponding year.*

## 1Q2023 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 850 MM** during 1Q2023, 7.6% lower than the result obtained in 1Q2022*
- ✓ *Gross Profit amounted to **S/ 63 MM** in 1Q2023, a 91.6% increase compared to 1Q2022*
- ✓ *Consolidated Adjusted EBITDA was **S/ 129 MM** in 1Q2023, 119.2% higher than the result obtained in 1Q2022*
- ✓ *A Net Loss of **S/ 17 MM** was registered in 1Q2023, 80.2% lower than the loss obtained in 1Q2022*
- ✓ *Backlog amounted to **US$ 1,400 MM** as of 1Q2023 and the recurrent businesses amounted to **US$ 905 MM,** reaching a total of **US$ 2,305 MM** Back-log plus recurrent businesses, equivalent to **2.04x** the annual revenues*

**QUARTERLY REVENUES**
**(S/ MM)**


920
1,179
1,081
1,225
850
1Q 22
2Q 22
3Q 22
4Q 22
1Q 23

**QUARTERLY ADJUSTED EBITDA**
**(S/ MM)**


59
220
125
167
129
1Q 22
2Q 22
3Q 22
4Q 22
1Q 23

**REVENUES BY SEGMENT**
as of 1Q2023


2%
18%
26%
54%
0%
10%
20%
30%
40%
50%
60%
Engineering & Construction
Infrastructure
Energy
Real Estate

**GROSS PROFIT BY SEGMENT**
as of 1Q2023


5%
40%
65%
-9%
-20%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

**ADJUSTED EBITDA BY SEGMENT**
as of 1Q2023


4%
45%
75%
-24%
-40%
-20%
0%
20%
40%
60%
80%
100%
Engineering & Construction
Infrastructure
Energy
Real Estate

*Nota: Results for 1Q2022, 2022 and 1Q2023 include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit. Results for 2Q2022 and 3Q2022 will be adjusted based on this methodology in future Reports.*

# Consolidated Results

Revenues

Revenues at the end of 1Q2023 reached S/ 850.1 MM, 7.6% lower than the figure reported at the end of 1Q2022. In the Energy area, revenues increased due to higher oil production in the Upstream business. In the Infrastructure area, the increase is mainly explained by higher execution of maintenance in UNNA Transporte and Survial. This was offset by the lower production volume in projects under execution in the Engineering and Construction business and the lower delivery of affordable housing and traditional housing units in the Real Estate area.

| Income Statement (Thousands of S/) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Revenues | 919,926 | 850,138 | -7.6% |
| **GROSS PROFIT** | **32,948** | **63,122** | **91.6%** |
| Administrative expenses | (29,883) | (28,063) | -6.1% |
| Other income and expenses, net | (6,107) | 433 | -107.1% |
| **OPERATIONAL INCOME** | **(3,042)** | **35,492** | **1266.7%** |
| Financial (expense) income, net | (81,112) | (21,270) | -73.8% |
| Participation in Associates | (425) | 864 | 303.3% |
| Exchange rate difference | 3,153 | 11,296 | 258.3% |
| **PROFIT BEFORE INCOME TAX** | **(81,426)** | **26,382** | **132.4%** |
| Income tax | 2,955 | (32,381) | 1195.8% |
| Non-controlling interest | (9,373) | (11,389) | -21.5% |
| **NET INCOME** | **(87,844)** | **(17,388)** | **80.2%** |
| **EBITDA** | **39,787** | **89,578** | **125.1%** |
| **Adjusted EBITDA** | **58,759** | **128,776** | **119.2%** |

| Financial Ratios | 1Q2022 | 1Q2023 |
|---|---|---|
| Gross Margin | 3.6% | 7.4% |
| Operating Margin | -0.3% | 4.2% |
| Net Margin | -9.5% | -2.0% |
| EBITDA Margin | 6.4% | 15.1% |
| Financial Liabilities | 1,403,504 | 1,788,757 |

| Balance Sheet (Thousands S/) | 1Q2022 | 1Q2023 |
|---|---|---|
| Current Assets | 2,421,068 | 2,714,308 |
| Non Current Assets | 3,098,349 | 3,250,853 |
| **Total Assets** | **5,519,417** | **5,965,161** |
| Current Liabilities | 2,121,405 | 2,691,465 |
| Non Current Liabilities | 1,691,853 | 1,967,199 |
| **Total Liabilities** | **3,813,258** | **4,658,664** |
| Equity | 1,445,935 | 1,045,466 |
| Minority Interests | 260,224 | 261,031 |
| **Total Equity** | **1,706,159** | **1,306,497** |
| **Total Liabilities and Equity** | **5,519,417** | **5,965,161** |

Gross Profit

Consolidated Gross Profit increased 91.6% in 1Q2023, mainly due to the Energy business as a result of the increase in oil production in the Upstream business. In addition, in the Engineering and Construction area, adjustments were made to the revenue recognition methodology and associated costs. This adjustment has a negative effect in 1Q2022 and 1Q2023. Also, during 1Q2022, a lower profit was recorded due to lower productivity in the MAPA project in Chile, a project completed in 2022.

Operational Income

Administrative Expenses decreased by 6.1% in 1Q2023, reaching 3.3% of sales compared to 3.2% of sales at the end of 1Q2022.

Other Operating Income and Expenses in 1Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/ 4.1 MM due to the update of the tax unit, offset by income in Holding for S/ 3.8 MM related to the refund of an insurance policy and the recovery of provisions. In 1Q2022, the sale of machinery and equipment was recorded at lower book value in the Engineering and Construction area.

As a result, Operating Income increased in 1Q2023 compared to 1Q2022, with a margin of 4.2% in 1Q2023 vs. –0.3% in 1Q2022.

Financial Expenses

In 1Q2023, net Financial Expenses decreased by 73.8% vs. 1Q2022, mainly due to interest payments related to the Convertible Bond.

The dollar went from 3.701 in 1Q2022 to 3.765 in 1Q2023. Considering the net position of assets and liabilities in dollars, a positive impact on the exchange difference is generated.

Net income

Consolidated Net Loss in 1Q2023 was S/ 17.4 MM. The net margin went from –9.5% in 1Q2022 to –2.0% in 1Q2023.

EBITDA

Adjusted EBITDA in 1Q2023 increased 119.2% compared to 1Q2022, going from S/ 58.8 MM to S/ 128.8 MM.

Further details on the variations in figures are described in each of the business areas shown next.

CAPEX

As of 1Q2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 94.3% of the Infrastructure CAPEX corresponds to Line 1, mainly related to maintenance, infrastructure and rolling stock spare parts.

As of 1Q2022, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells. In relation to Infrastructure CAPEX, 82% corresponds to Line 1 of the Lima Metro.

| CAPEX (Thousands of US$) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Infrastructure | 2,851 | 6,848 | 140.2% |
| Energy | 4,616 | 15,777 | 241.8% |
| Engineering & Construction | -210 | 301 | -243.1% |
| Real Estate | - | - | - |
| Holding | - | - | - |
| **Consolidated** | **7,257** | **22,925** | **215.9%** |

# Consolidated Results

Backlog

Consolidated Backlog (US$ 1,400 MM) plus the Recurrent Businesses (US$ 905 MM) amounted to a total backlog of US$ 2,305 MM as of 1Q2023, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 2.04 years.

From the total Backlog registered at the end of 1Q2023, US$ 711.1 MM will be executed during 2023, US$ 465.1 MM during 2024 and US$ 223.8 MM during 2025. From the recurrent businesses US$ 197.7 MM in 2023, US$ 310.4 MM during 2024 and US$ 397.0 MM in 2025.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

For further details on the backlog, please go to the appendix page.

**Consolidated Backlog**
**(US$ MM)**


1,991
1,953
1,928
2,253
2,305
2,500
2,000
1,500
1,000
500
0
2.50
2.00
1.50
1.00
0.50
0.00
1.91
799
1,193
1.75
816
1,137
1.65
809
1,119
1.95
859
1,395
2.04
905
1,400
1Q22
2Q22
3Q22
4Q22
1Q23
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

**Backlog by Business Segment**
1Q2022 vs 1Q2023


Energy 30%
Engineering & Construction 36%
Real Estate 3%
Infrastructure 32%
Energy 29%
Engineering & Construction 37%
Real Estate 2%
Infrastructure 31%

**Backlog by Sector**
1Q2022 vs 1Q2023


Others, 2.4%
Mining Projects, 12%
Transport, 44%
Oil and Gas, 39%
Water and Sewage, 0.2%
Real Estate, 3%
Others 0.1%
Mining Projects 11%
Transport 44%
Oil and Gas 42%
Real Estate 3%
Water and Sewage 0.1%

**Backlog by Type of Client**
1Q2022 vs 1Q2023


Concessions 54%
Private 40%
Public 5%
Concessions 54%
Private 35%
Public 12%

**Backlog by Geography**
1Q2022 vs 1Q2023


Chile 6%
Colombia 6%
Peru 88%
Chile 4%
Colombia 11%
Peru 84%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 1Q2023 amounted to US$ 475.1 MM (S/ 1,788.8 MM). Debt at the end of 1Q2023 increased 3.6% compared to the end of 2022, mainly due to the subscription of the loan between our subsidiary Viva and the IDB and the debt related to the Chavimochic project in Holding.

Of the total Financial Debt, US$ 35.8 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 253.6 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. US$ 6.9 million correspond to the debt derived from the performance bond granted to secure Concesionaria Chavimochic's obligations under the concession contract, which was executed by the Peruvian State by virtue of the arbitration ruling issued in October 2022, which declared the caducity of the concession. Likewise, US$ 122.1 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 42.1 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 14.5 MM correspond to leasings under IFRS 16.

**Debt by Business Unit**


Engineering & Construction 2%
Holding 29%
Norvial dividend monetization 9%
Real Estate 5%
Energy 8%
Infraestructure 47%

**Debt by Currency**


Chilean peso, 0.2%
Colombian peso, 0.8%
US Dollars, 50.8%
Soles, 48.2%

**Financial Liabilities (US$ Thousands)**

| | 1Q2022 | 2Q2022 | 3Q2022 | 4Q2022 | 1Q2023 |
|---|---|---|---|---|---|
| Working Capital + Leasing | 50,706 | 27,107 | 25,759 | 24,207 | 35,849 |
| Project Finance | 270,139 | 260,179 | 250,187 | 255,158 | 253,584 |
| Corporate Debt | - | - | - | - | 6,938 |
| **Total banking debt** | **320,845** | **287,286** | **275,946** | **279,365** | **296,371** |
| Convertible bond | - | - | - | - | - |
| Bridge Loan | - | 119,314 | 120,386 | 121,407 | 122,127 |
| **Total financial debt** | **320,845** | **406,600** | **396,331** | **400,771** | **418,498** |
| Accounting record (IFRIC) for the sale of economic rights of Norvial | 42,323 | 44,439 | 44,734 | 42,605 | 42,143 |
| Leasings (IFRS 16) | 16,055 | 15,013 | 15,141 | 15,434 | 14,461 |
| **Total** | **379,223** | **466,052** | **456,206** | **458,810** | **475,101** |

**Maturity of Financial Liabilities (US$ Thousands)**


171,535
64,516
102,783
136,267
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 1Q2023 amount to US$ 557.8 MM (S/ 2,099.98 MM).

**Surety Bonds by Business Unit**


Energy 9%
Real Estate 1%
Infraestructure 14%
Engineering & Construction 76%

**Surety Bonds by Type**


Finished Works - Performance Bond 11%
Others 3%
Advance Payment 28%
Performance Bond 58%

# Infrastructure

Revenues

Infrastructure revenues in 1Q2023 increased 4.4% vs. 1Q2022, mainly due to higher maintenance execution at UNNA Transporte and Survial. Line 1 sales increased due to tariff indexation, partially offset by the reduction of additional kilometers. Likewise, revenues in Norvial increased due to higher execution of works and tariff indexation, partially offset by the reduction of vehicles traveling on the road. As of 1Q2023, 43% of Infrastructure business sales corresponded to Line 1, 29% to UNNA Transporte and 22% to Norvial.

Norvial

Norvial's revenues increased 1.3% from S/ 51.4 MM in 1Q2022 to S/ 52.0 MM in 1Q2023. The increase in revenues was mainly due to the tariff indexation and higher execution of complementary works, partially offset by lower traffic compared to 1Q2022.

Revenues from lightweight vehicles decreased 1.4% in 1Q2023 from S/ 14.6 MM in 1Q2022 to S/ 14.4 MM in 1Q2023, with a decrease of 6.6% of vehicles transiting the road. Additionally, revenues from heavy traffic increased 1.2% from S/. 35.5 MM in 1Q2022 to S/. 36.0 MM in 1Q2023, with a decrease of 3.8% of vehicles transiting the road. Traffic was affected by rains in the north of the country and road blockades in line with social protests.

Line 1 of the Lima Metro

Line 1 Revenues remained stable to the sales reported in 1Q2022, due to the reduction of additional kilometers.

The Gross Profit from the Infrastructure area decreased 21.1% from S/ 61.5 MM in 1Q2022 to S/ 48.5 MM in 1Q2023, reporting a gross margin of 20.5% in 1Q2023. The reduction is mainly explained by higher operating costs in Line 1 related to higher maintenance and higher operating costs in UNNA Transporte mainly related to services in Line 1 and Survial.

Administrative expenses increased 22.4% in 1Q2023 compared to 1Q2022, reaching 3.5% of sales compared to 2.9% at the end of 1Q2022. The increase was mainly due to UNNA Transportation in line with the development of new businesses.

Financial Expenses decreased 39.8% in 1Q2023 compared to 1Q2022 from S/. 8.7 MM to S/. 5.2 MM. The decrease was due to the increase in financial income in Line 1.

Net Income reached S/ 16.8 MM in 1Q2023, reporting a 26.3% decrease compared to 1Q2022. This is explained by the results described above, registering a net margin of 7.1%, lower than the 10.1% margin of 1Q2022.

Adjusted EBITDA was S/ 93.1 MM in 1Q2023, with an EBITDA margin of 39.3%. Of the total EBITDA of the Infrastructure area, 70% corresponds to Line 1 of the Lima Metro and 34% to Norvial.

| Income Statement (Thousands of S/) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Revenues | 226,874 | 236,759 | 4.4% |
| **GROSS PROFIT** | **61,488** | **48,494** | **-21.1%** |
| Administrative expenses | (6,692) | (8,193) | 22.4% |
| Other income and expenses, net | 84 | 548 | 552.4% |
| **OPERATIONAL INCOME** | **54,880** | **40,849** | **-25.6%** |
| Financial (expense) income, net | (8,700) | (5,235) | -39.8% |
| Participation in Associates | - | - | 0.0% |
| Exchange rate difference | 728 | (870) | 219.5% |
| **PROFIT BEFORE INCOME TAX** | **46,908** | **34,744** | **-25.9%** |
| Income tax | (14,598) | (10,204) | -30.1% |
| Non-controlling interest | (9,482) | (7,705) | 18.7% |
| **NET INCOME** | **22,828** | **16,835** | **-26.3%** |
| | | | |
| **EBITDA** | **69,872** | **56,471** | **-19.2%** |
| **Adjusted EBITDA** | **86,590** | **93,142** | **7.6%** |

| Financial Ratios | 1Q2022 | 1Q2023 |
|---|---|---|
| Gross Margin | 27.1% | 20.5% |
| Operating Margin | 24.2% | 17.3% |
| Net Margin | 10.1% | 7.1% |
| EBITDA Margin | 38.2% | 39.3% |
| Financial Liabilities | 876,007 | 844,837 |

| Norvial ( M S/) | 1Q 2022 | 1Q 2023 |
|---|---|---|
| Revenues | 51,380 | 52,033 |
| Revenues from operation | 50,792 | 50,363 |
| -Lightweight vehicles | 14,594 | 14,385 |
| -Heavyweight vehicles | 35,544 | 35,978 |
| Construction Revenues | 588 | 1,670 |
| EBITDA | 33,172 | 31,303 |
| EBITDA from operation | 32,961 | 31,120 |
| EBITDA from construction | 210 | 183 |
| Lightweight traffic (units) | 1,913,376 | 1,786,845 |
| Heavyweight traffic (units) | 1,140,166 | 1,096,483 |

| Line 1 (M S/) | 1Q 2022 | 1Q 2023 |
|---|---|---|
| Revenues | 101,679 | 102,108 |
| Revenues from operation | 101,679 | 102,108 |
| PKT2 | 63,030 | 67,462 |
| PKT3 | 34,919 | 37,376 |
| PKTA | 6,428 | - |
| Construction Revenues | - | - |
| EBITDA | 52,340 | 47,266 |
| EBITDA from operation | 52,340 | 47,266 |
| EBITDA from construction | - | - |
| Total km travelled | 1,373,729 | 1,202,945 |
| Trains (units) | 44 | 44 |

# Infrastructure

**Revenues (Million of S/)**


1Q2022
51
63
102
10
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


1Q2023
52
69
102
12
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

**EBITDA (Million of S/)**


1Q2022
33
1
52
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


1Q2023
31
-5
66
1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

**Net Income (Million of S/)**


1Q2022
7
-2
18
-1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


1Q2023
6
-4
15
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Backlog.
The Infrastructure Area reported a Backlog of US$ 547.6 MM in 1Q2023, and a total of US$ 221.9 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 155.3 MM in 2023, US$ 176.1 MM in 2024 and US$ 216.2 MM in 2025. In Norvial, US$ 49.3 MM will be executed in 2023, US$ 75.0 MM in 2024 and US$ 97.6 MM in 2025.

**Backlog (Million of US$)**
as of 1Q2023


1,000
800
600
400
200
-
194
205
197
209
222
493
516
542
526
548
1Q2022
2Q2022
3Q2022
4Q2022
1Q2023
Backlog
Norvial

# Energy

Energy Business Revenues increased by 18.1% from S/ 139.7 MM in 1Q2022 to S/ 164.9 MM in 1Q2023, mainly due to higher oil production in the Upstream business. As of 1Q2023, 67% of sales correspond to the Upstream Services business, 12% to the Gas Plant, 15% to the Terminals business and 6% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services revenues as of 1Q2023 were 33.7% higher than the figures reported in 1Q2022. The average oil price went from US$ 94.12/bbl in 1Q2022 to US$ 79.30/bbl in 1Q2023, offset by higher production of barrels per day (from 2,533 BPD in 1Q2022 to 3,900 BPD in 1Q2023). Production in 1Q2023 was impacted by the rains in the north of the country. Likewise, production in 1Q2022 was impacted by the suspension of well drilling until 3Q2021 as a consequence of the pandemic.

Revenues associated with the Natural Gas Plant decreased 22.6% in 1Q2023 compared to 1Q2022, mainly due to lower LPG price in 1Q2023 (US$ 73.5/bbl) vs. 1Q2022 (US$ 56.24/bbl).

Revenues related to the Storage and Distribution business decreased 4.0% in 1Q2023 compared to 1Q2022, due to lower dispatch volume. This was partially offset by higher storage and higher storage and dispatch tariffs.

The Gross Profit of the Energy area increased from S/ 28.1 MM in 1Q2022 to S/ 29.7 MM in 1Q2023, reporting a gross margin of 18.0% in 1Q2023. The increase is mainly explained by the increase in oil production in the Upstream business.

Administrative expenses were higher in 1Q2023 compared to 1Q2022, reaching 2.7% of sales compared to 2.3% at the end of 1Q2022.

Financial Expenses increased by 74.5% related to a loan of US$ 15 MM for the investments in the upstream business.

Net Income reached S/ 13.5 MM in 1Q2023, reporting a 4.0% reduction compared to 1Q2022. This is explained by the results described above, registering a net margin of 8.2%, lower than the 10.0% margin of 1Q2022.

EBITDA was S/ 55.8 MM in 1Q2023, with an EBITDA margin of 33.9%.

| Income Statement (Thousands of S/) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Revenues | 139,656 | 164,876 | 18.1% |
| **GROSS PROFIT** | **28,074** | **29,706** | **5.8%** |
| Administrative expenses | (3,157) | (4,412) | 39.8% |
| Other income and expenses, net | 1,473 | 168 | -88.6% |
| **OPERATIONAL INCOME** | **26,390** | **25,462** | **-3.5%** |
| Financial (expense) income, net | (2,945) | (5,140) | 74.5% |
| Participation in Associates | 772 | 867 | 12.3% |
| Exchange rate difference | (2,199) | 1,453 | -166.1% |
| **PROFIT BEFORE INCOME TAX** | **22,018** | **22,642** | **2.8%** |
| Income tax | (6,343) | (7,203) | 13.6% |
| Non-controlling interest | (1,652) | (1,972) | -19.4% |
| **NET INCOME** | **14,023** | **13,467** | **-4.0%** |
| **EBITDA** | **44,424** | **55,845** | **25.7%** |

| Financial Ratios | 1Q2022 | 1Q2023 |
|---|---|---|
| Gross Margin | 20.1% | 18.0% |
| Operating Margin | 18.9% | 15.4% |
| Net Margin | 10.0% | 8.2% |
| EBITDA Margin | 31.8% | 33.9% |
| Financial Liabilities | 137,938 | 136,187 |

| Energy Business (M S/) | 1Q 2022 | 1Q 2023 |
|---|---|---|
| Revenues | 139,656 | 164,876 |
| EBITDA | 44,424 | 55,845 |
| Upstream Services | | |
| Revenues | 82,864 | 110,782 |
| EBITDA | 21,381 | 32,315 |
| Oil production (Bpd average) | 2,533 | 3,900 |
| Gas production (MCFPD average ) | 3.75 | 4.25 |
| Oil price (average US$) | 94.12 | 79.30 |
| Natural Gas Plant | | |
| Revenues | 26,035 | 20,143 |
| EBITDA | 8,503 | 8,984 |
| MMCFPD (average) | 27.49 | 30.39 |
| LPG price (average US$) | 73.50 | 56.24 |
| CNG price (average US$) | 76.60 | 83.64 |
| Terminales (Storage and Distribution) | | |
| Revenues | 25,188 | 24,169 |
| Distribution Revenues | 8,646 | 10,151 |
| Storage Revenues | 16,542 | 14,018 |
| EBITDA | 10,250 | 8,531 |

**Revenues (Million of S/.)**
1Q2022 vs 1Q2023


140
165
1Q2022
1Q2023

**EBITDA (Million of S/.)**
1Q2022 vs 1Q2023


44
56
1Q2022
1Q2023

**Net Income (Million of S/.)**
1Q2022 vs 1Q2023


14
13
1Q2022
1Q2023

Backlog
The Backlog of the Energy Area as of 1Q2023 was US$ 714.1 MM.

The total Backlog will be executed as follows: US$ 153.9 MM in 2023, US$ 246.1 MM in 2024 and US$ 314.0 MM in 2025.

**Backlog (Million of US$)**
as of 1Q2023


800
700
600
500
400
300
200
100
-
640
658
648
682
714
1Q2022
2Q2022
3Q2022
4Q2022
1Q2023

# Real Estate

Revenues in 1Q2023 were 39.8% lower than those reported in 1Q2022, due to the lower delivery of affordable housing and traditional housing units (77 units vs. 173 units). Likewise, housing units sold in 1Q2023 were lower than in 1Q2022 (211 units vs. 304 units).

We have a total of 7 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar and Parques de Huancayo.

90% of the projects are being executed in Lima, while 10% are being executed in the province.

The decrease in Gross Profit in 1Q2023 (-27.1%) is explained by a lower delivery of housing units, mainly in Parque Comas due to seasonality. Gross Margin increased from 17.0% in 1Q2022 to 20.5% in 1Q2023.

Administrative expenses in 1Q2023 increased 24.2% compared to 1Q2022, mainly due to the increase in management services costs.

The decrease in Net Financial Expenses in 1Q2023 (-42.7%) is explained by higher financial income due to an accounting rate adjustment related to the Ancon project.

The Exchange rate difference is explained by the increase in the exchange rate, which generated a gain from the dollar position held by the company in Almonte.

Net Loss went from S/ 0.8 MM in 1Q2022 to S/ 1.1 MM in 1Q2023.

Adjusted EBITDA was S/ 4.6 MM in 1Q2023, with a margin of 25.7%.

| Income Statement (Thousands of S/) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Revenues | 29,503 | 17,775 | -39.8% |
| **GROSS PROFIT** | **5,006** | **3,650** | **-27.1%** |
| Administrative expenses | (3,148) | (3,911) | 24.2% |
| Other income and expenses, net | 24 | 780 | 3150.0% |
| **OPERATIONAL INCOME** | **1,882** | **519** | **-72.4%** |
| Financial (expense) income, net | (1,900) | (1,088) | -42.7% |
| Participation in Associates | - | - | 0.0% |
| Exchange rate difference | (1,470) | 1,022 | -169.5% |
| **PROFIT BEFORE INCOME TAX** | **(1,488)** | **453** | **130.4%** |
| Income tax | 457 | (141) | 130.9% |
| Non-controlling interest | 211 | (1,396) | -761.6% |
| **NET INCOME** | **(820)** | **(1,084)** | **-32.2%** |
| | | | |
| **EBITDA** | **3,582** | **2,048** | **-42.8%** |
| **Adjusted EBITDA** | **5,836** | **4,574** | **-21.6%** |

| Financial Ratios | 1Q2022 | 1Q2023 |
|---|---|---|
| Gross Margin | 17.0% | 20.5% |
| Operating Margin | 6.4% | 2.9% |
| Net Margin | -2.8% | -6.1% |
| EBITDA Margin | 19.8% | 25.7% |
| Financial Liabilities | 70,846 | 92,903 |

| Delivered Housing Units | 1Q2022 | 1Q2023 |
|---|---|---|
| Delivered Housing Units | | |
| Affordable Housing | 159 | 75 |
| Traditional Housing | 14 | 2 |
| Delivered Housing Units (M S/) | | |
| Affordable Housing | 23,175 | 15,840 |
| Traditional Housing | 4,583 | 697 |
| Others | 1,745 | 1,237 |

**Revenues (Million of S/)**
1Q2022 vs 1Q2023


30
18
1Q2022
1Q2023

**EBITDA (Million of S/)**
1Q2022 vs 1Q2023


6
5
1Q2022
1Q2023

**Net Income (Million of S/)**
1Q2022 vs 1Q2023


1Q2022
1Q2023
-1
-1

**Housing units delivered and sold**


304
297
210
225
211
173
296
250
591
77
1Q 22
2Q 22
3Q 22
4Q 22
1Q 23
Delivered Housing Units
Sold Housing Units

**Backlog (Million of US$)**
as of 1Q2023


80
60
40
20
-
56
53
59
44
62
1Q2022
2Q2022
3Q2022
4Q2022
1Q2023

Backlog

The Backlog of the Real Estate Area as of 1Q2023 was US$ 61.6 MM. The projects included in the Backlog are: Parque Comas, Carabayllo, Huancayo, among others.

The total of the Backlog will be executed as follows: US$ 48.0 MM in 2023 and US$ 13.6 MM in 2024.

# Engineering and Construction

The Engineering and Construction Area reflected a 14.0% decrease in sales in 1Q2023 vs. 1Q2022, due to the lower production volume in the projects under execution, mainly in Cumbra in the project with LAP for the construction of the new Jorge Chavez Airport Terminal in Lima, partially offset in Vial y Vives-DSD by the Quebrada Blanca project and in Cumbra Ingenieria by higher engineering services.

Gross profit increased by 86.9% in 1Q2023, increasing the area's gross margin from -9.3% in 1Q2022 to -1.4% in 1Q2023. The lower loss recorded in 1Q2023 was mainly due to the profit from the Santa Monica project with Ecopetrol. Also, in the Engineering and Construction area, adjustments were made to the methodology recognition of revenues and associated costs. This adjustment has a negative effect in 1Q2022 and 1Q2023. On the other hand, during 1Q2022 a lower profit was recorded due to lower productivity in the MAPA project in Chile.

Other Operating Expenses in 1Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/ 4.1 MM due to the update of the tax unit. In 1Q2022, the sale of machinery and equipment at lower book value was recorded.

As a consequence of the results explained above, the operating result was—S/ 34.8 MM as of 1Q2023, with an operating margin of –7.0%.

Financial Expenses decreased 10.9% in 1Q2023, from S/ 11.1 MM in 1Q2022 to S/ 9.9 MM in 1Q2023. This is mainly explained by the amortization of the debt with Santander in relation to the Tecnicas Reunidas project.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the sol in the period.

The Net Loss was S/ 50.5 MM in 1Q2023, with a Net Margin of –10.1%.

EBITDA was - S/ 29.5 MM in 1Q2023, equivalent to a margin of –5.9%, explained by the operating results described above.

| Income Statement (Thousands of S/) | 1Q2022 | 1Q2023 | Var % |
|---|---|---|---|
| Revenues | 580,008 | 498,745 | -14.0% |
| **GROSS PROFIT** | **(54,015)** | **(7,091)** | **86.9%** |
| Administrative expenses | (24,047) | (23,225) | -3.4% |
| Other income and expenses, net | (9,655) | (4,529) | -53.1% |
| **OPERATIONAL INCOME** | **(87,717)** | **(34,845)** | **60.3%** |
| Financial (expense) income, net | (11,143) | (9,927) | -10.9% |
| Participation in Associates | (612) | (1) | 99.8% |
| Exchange rate difference | (7,007) | 4,676 | -166.7% |
| **PROFIT BEFORE INCOME TAX** | **(106,479)** | **(40,097)** | **62.3%** |
| Income tax | 14,285 | (10,207) | 171.5% |
| Non-controlling interest | 2,273 | (158) | -107.0% |
| **NET INCOME** | **(89,921)** | **(50,462)** | **43.9%** |
| | | | |
| **EBITDA** | **(80,609)** | **(29,543)** | **63.4%** |

| Financial Ratios | 1Q2022 | 1Q2023 |
|---|---|---|
| Gross Margin | -9.3% | -1.4% |
| Operating Margin | -15.1% | -7.0% |
| Net Margin | -15.5% | -10.1% |
| EBITDA Margin | -13.9% | -5.9% |
| Financial Liabilities | 122,199 | 43,717 |

**Revenues (Million of S/.)**
1Q2022 vs 1Q2023


35
545
49
450
1Q2022
1Q2023
Cumbra Ingeniería
Cumbra

**EBITDA (Million of S/.)**
1Q2022 vs 1Q2023


1Q2022
-72
-8
6
1Q2023
-36
Cumbra
Cumbra Ingeniería

**Net Income (Million of S/.)**
1Q2022 vs 1Q2023


1Q2022
-83
-7
5
1Q2023
-55
Cumbra
Cumbra Ingeniería

Backlog. The Engineering and Construction Area reported a backlog of US$ 924.5 MM as of 1Q2023, which will be executed as follows: US$ 543.1 MM in 2023, US$ 320.0 MM in 2024, and US$ 61.4 MM in 2025.

**Backlog (Million of US$)**
as of 1Q2023


1,250
1,000
750
500
250
-
806
740
703
958
925
1Q2022
2Q2022
3Q2022
4Q2022
1Q2023

**Backlog by Type of Contract**


Lump SUM
1%
EPC
30%
Unit Prices
68%

# Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

| | Infrastructure | | | | | | Energy | Engineering & Construction | | Real Estate | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Income Statement (Thousands of S/)** | NORVIAL | SURVIAL | UNNA Transporte | CANCHAQUE | LINEA 1 | LA CHIRA | UNNA Energia | CUMBRA | CUMBRA Ingenieria | VIVA | AENZA |
| Revenues | 52,033 | 9,315 | 69,301 | 2,739 | 102,108 | 1,263 | 164,876 | 449,603 | 49,142 | 17,775 | 850,138 |
| **GROSS PROFIT** | **18,204** | **1,373** | **(3,972)** | **710** | **31,417** | **762** | **29,706** | **(14,732)** | **7,641** | **3,650** | **63,122** |
| Administrative expenses | (1,235) | (683) | (2,723) | (515) | (2,797) | (240) | (4,412) | (21,149) | (2,076) | (3,911) | (28,063) |
| Other income and expenses, net | 521 | (161) | 13 | - | 175 | - | 168 | (4,582) | 53 | 780 | 433 |
| **OPERATIONAL INCOME** | **17,490** | **529** | **(6,682)** | **195** | **28,795** | **522** | **25,462** | **(40,463)** | **5,618** | **519** | **35,492** |
| Financial (expense) income, net | (5,170) | 131 | 320 | (67) | (501) | 52 | (5,140) | (9,544) | (383) | (1,088) | (21,270) |
| Participation in Associates | - | - | - | - | - | - | 867 | (1) | - | - | 864 |
| Exchange rate difference | (308) | (735) | 48 | (47) | 172 | - | 1,453 | 4,395 | 281 | 1,022 | 11,296 |
| **PROFIT BEFORE INCOME TAX** | **12,012** | **(75)** | **(6,314)** | **81** | **28,466** | **574** | **22,642** | **(45,613)** | **5,516** | **453** | **26,382** |
| Income tax | (3,208) | 16 | 1,699 | 138 | (8,682) | (167) | (7,203) | (9,754) | (453) | (141) | (32,381) |
| Non-controlling interest | (2,905) | - | 146 | - | (4,946) | - | (1,972) | 378 | (536) | (1,396) | (11,389) |
| **NET INCOME** | **5,899** | **(59)** | **(4,469)** | **219** | **14,838** | **407** | **13,467** | **(54,989)** | **4,527** | **(1,084)** | **(17,388)** |
| **EBITDA** | **31,302** | **559** | **(5,034)** | **224** | **28,888** | **532** | **55,845** | **(36,008)** | **6,465** | **2,048** | **89,578** |
| **ADJUSTED EBITDA** | | | | | **65,559** | | | | | **4,574** | **128,776** |

# Appendix: Balance Sheet per Company

Figures in Thousands of S/

| | Infrastructure | | | | | | Energy | Engineering & Construction | | Real Estate | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balance Sheet (Thousands of S/)** | NORVIAL | SURVIAL | UNNA Transporte | CANCHAQUE | LINEA 1 | LA CHIRA | UNNA Energia | CUMBRA | CUMBRA Ingenieria | VIVA | AENZA |
| Cash and Cash Equivalents | 79,330 | 17,782 | 14,047 | 1,801 | 153,741 | 1,657 | 86,947 | 125,927 | 6,916 | 161,114 | 825,580 |
| Other Current Assets | 25,026 | 33,343 | 87,197 | 4,154 | 183,280 | 2,507 | 151,897 | 1,063,605 | 125,301 | 327,327 | 1,888,728 |
| **Current Assets** | **104,356** | **51,125** | 101,244 | **5,955** | **337,021** | **4,164** | **238,844** | **1,189,532** | **132,217** | **488,441** | **2,714,308** |
| **Non Current Assets** | **320,312** | **22,197** | **19,521** | **558** | **718,201** | **24,163** | **685,059** | **856,620** | **11,960** | **187,382** | **3,250,853** |
| **Total Assets** | **424,668** | **73,322** | **120,765** | **6,513** | **1,055,222** | **28,327** | **923,903** | **2,046,152** | **144,177** | **675,823** | **5,965,161** |
| Borrowings | 43,299 | 81 | 3,272 | 81 | 31,460 | 5 | 33,159 | 22,040 | 1,828 | 16,645 | 645,830 |
| Other Current Liabilities | 44,190 | 52,003 | 86,750 | 1,414 | 90,626 | 1,729 | 214,573 | 1,607,746 | 103,919 | 198,068 | 2,045,635 |
| **Current Liabilities** | **87,489** | **52,084** | 90,022 | **1,495** | **122,086** | **1,734** | **247,732** | **1,629,786** | **105,747** | **214,713** | **2,691,465** |
| Borrowings | 165,960 | 118 | 2,283 | 118 | 598,023 | 137 | 103,028 | 3,636 | 1,566 | 76,258 | 1,142,927 |
| Other Non Current Liabilities | 7,336 | - | 5,348 | 493 | 99,051 | 26,049 | 109,892 | 131,180 | 202 | 0 | 824,272 |
| **Non Current Liabilities** | **173,296** | **118** | **7,631** | **611** | **697,074** | **26,186** | **212,920** | **134,816** | **1,768** | **76,258** | **1,967,199** |
| **Total Liabilities** | **260,785** | **52,202** | **97,653** | **2,106** | **819,160** | **27,920** | **460,652** | **1,764,602** | **107,515** | **290,971** | **4,658,664** |
| Equity attributable to controlling interest in the Company | 109,802 | 21,119 | 23,112 | 4,405 | 177,047 | 407 | 429,826 | 279,638 | 32,783 | 277,417 | 1,045,466 |
| Non-controlling Interest | 54,081 | 1 | 0 | 2 | 59,016 | - | 33,425 | 1,912 | 3,879 | 107,435 | 261,031 |
| **Total Equity** | **163,883** | **21,120** | **23,112** | **4,407** | **236,062** | **407** | **463,251** | **281,550** | **36,662** | **384,852** | **1,306,497** |
| **Total Liabilities and Equity** | **424,668** | **73,322** | **120,765** | **6,513** | **1,055,222** | **28,327** | **923,903** | **2,046,152** | **144,177** | **675,823** | **5,965,161** |

## Appendix: Backlog Report to 1Q2023

Figures in Thousands of US$

| Company | Initial Backlog | Executed Backlog | New Requests | | Backlog Total | Annual Backlog | | |
|---|---|---|---|---|---|---|---|---|
| | | | TOTAL | 1Q - 2023 | | 2022 | 2023 | 2024+ |
| SURVIAL | 36,665 | 2,474 | 1,507 | 1,507 | 35,698 | 14,715 | 9,163 | 11,820 |
| CANCHAQUE | 5,534 | 736 | 561 | 561 | 5,359 | 2,380 | 2,751 | 228 |
| LA CHIRA | 3,187 | 335 | 342 | 342 | 3,194 | 908 | 1,013 | 1,273 |
| LINE 1 - LIMA METRO | 301,381 | 27,120 | 49,577 | 49,577 | 323,838 | 81,904 | 107,526 | 134,408 |
| UNNA TRANSPORTE | 179,179 | 17,031 | 17,337 | 17,337 | 179,485 | 55,364 | 55,696 | 68,425 |
| **INFRASTRUCTURE** | **525,946** | **47,697** | **69,324** | **69,324** | **547,573** | **155,271** | **176,149** | **216,153** |
| CUMBRA | 569,130 | 52,314 | 21,643 | 21,643 | 538,459 | 279,849 | 198,402 | 60,208 |
| VyV-DSD | 99,688 | 44,483 | 45,258 | 45,258 | 100,463 | 96,479 | 3,984 | 0 |
| MORELCO | 274,904 | 25,527 | 8,235 | 8,235 | 257,611 | 143,540 | 114,071 | 0 |
| CUMBRA INGENIERÍA | 14,546 | 9,956 | 23,425 | 23,425 | 28,015 | 23,244 | 3,569 | 1,201 |
| **ENGINEERING & CONSTRUCTION** | **958,268** | **132,281** | **98,561** | **98,561** | **924,549** | **543,112** | **320,026** | **61,410** |
| VIVA | 43,954 | 4,673 | 22,358 | 22,358 | 61,639 | 47,990 | 13,649 | 0 |
| **REAL ESTATE** | **43,954** | **4,673** | **22,358** | **22,358** | **61,639** | **47,990** | **13,649** | **0** |
| Eliminations | -133,499 | 0 | -294 | -294 | -133,793 | -35,247 | -44,769 | -53,776 |
| **TOTAL** | **1,394,669** | **184,651** | **189,949** | **189,949** | **1,399,967** | **711,126** | **465,055** | **223,787** |

## Appendix: Recurrent Businesses Report to 1Q2023

Figures in Thousands of US$

| Company | Initial | Executed Backlog | New Requests | | Total | Annual | | |
|---|---|---|---|---|---|---|---|---|
| | | | TOTAL | 1Q - 2023 | | 2022 | 2023 | 2024+ |
| UNNA ENERGIA | 682,273 | 13,732 | 45,525 | 45,525 | 714,065 | 153,900 | 246,139 | 314,026 |
| NORVIAL | 208,620 | 9,462 | 22,788 | 22,788 | 221,946 | 49,344 | 74,963 | 97,639 |
| Eliminations | -32,168 | 0 | 1,238 | 1,238 | -30,930 | -5,568 | -10,714 | -14,648 |
| **TOTAL** | **858,725** | **23,194** | **69,551** | **69,551** | **905,081** | **197,676** | **310,388** | **397,017** |

## Appendix: Corporate Structure

AENZA

| unna Infraestructura | | unna Energía | | VIVA | | CUMBRA | |
|---|---|---|---|---|---|---|---|
| Línea 1 Metro de Lima | 75.00% | Energy | 95.00% | VIVA | 99.54% [2] | CUMBRA | 99.39% |
| norvial | 67.00% [1] | | | Almonte | 50.45% | CUMBRA Ingeniería | 89.41% [3] |
| survial | 100.00% | | | | | VIALYVIVES-DSD UNA EMPRESA DE CUMBRA | 94.49% |
| canchaque | 99.96% | | | | | MORELCO UNA EMPRESA DE CUMBRA | 100.00% |
| Concesionaria La Chira | 50.00% | | | | | | |
| UNNA Transporte | 100.00% | | | | | | |

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.
(2) 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(3) 100% of Cumbra Ingenieria shares have been assigned to a trust formed in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation in compliance with Law 30737.

# Notes to the Consolidated Results Report

**i) EBITDA**

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

**ii) Backlog**

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

**iii) Methodology for revenue recognition and associated cost in the subsidiaries of the Engineering & Construction business unit**

Adjustments Related to Previously Issued Consolidated Financial Statements

As of December 31, 2022, the Company made adjustments to the recognition methodology for revenue and costs arising from contracts with customers in the Engineering and Construction segment. The Company's management has evaluated and concluded that these adjustments have an immaterial impact on the results that were made and recorded in such financial information in compliance with International Financial Reporting Standards (IFRS), and did not produce significant differences with respect to the results reflected in the consolidated financial statements. For consistency purposes, the Company made such immaterial adjustments to its previously issued financial statements.

**Contacts:**

**Fernando Rodrigo Barron**
*VP of Corporate Finance and Business Development*
fernando.rodrigo@aenza.com.pe

**Paola Pastor Aragon**
*Head of Investor Relations*
paola.pastor@aenza.com.pe

www.aenza.com.pe